SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IONA Technologies PLC
(Name of Subject Company (Issuer))

IONA Technologies PLC
(Name of Filing Person (Offeror))

Options under the IONA Technologies PLC 1997 Share Option Scheme, as amended, the Genesis Development
Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish
Technologies, Inc. 1999 Stock Option Plan to Purchase Ordinary Shares, Par Value €0.0025 Per Share,
Held by Employees and Having an Exercise Price Per Share More Than US$3.00
(Title of Class of Securities)

46206P 10 9
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

Susan H. Alexander, Esq.
General Counsel
c/o IONA Technologies, Inc.
200 West Street
Waltham, Massachusetts 02451
Telephone: (781) 902-8000
Facsimile: (781) 902-8902
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

John A. Meltaus, Esq.
Mark T. Bettencourt, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
Telephone: (617) 248-7000
Facsimile: (617) 248-7100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,658,020.30	$520.54

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,036,816 ordinary shares of IONA Technologies PLC, having an aggregate value of $5,658,020.30 as of October 10, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the aggregate value of this transaction multiplied by $92.00 per million.

**Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Filing Party: Not applicable
Form or Registration No.: Not applicable
Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
SIGNATURE
INDEX TO EXHIBITS
EX-99(a)(12) PRESS RELEASE ON OCTOBER 16, 2002

INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement of Schedule TO relating to our offer to exchange certain options for new options upon the terms and subject to the conditions in the Offer to Exchange dated October 16, 2002.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(12) Press Release issued by IONA Technologies PLC on October 16, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IONA TECHNOLOGIES PLC

By:	/s/ Barry S. Morris

Name: Barry S. Morris Title: Chief Executive Officer

Date: October 16, 2002

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

(a)(12)	Press Release issued by IONA Technologies PLC on October 16, 2002.